UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 8, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     ☑                    Form 40-F     ☐

This Form 6-K consists of the presentation materials related to the Fourth Quarter 2010 Results of UBS AG, which appear immediately following this page.

Fourth quarter 2010 results February 8, 2011 Fourth quarter 2010 results

Cautionary statement regarding forward-looking statements This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS's financial report for fourth quarter 2010 and UBS's Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

2010 highlights Revenues excluding own credit1 of CHF 32.6 billion, +23% YoY 55% of revenues excluding own credit generated in 1H10 and 45% in 2H10 2H10 was marked by low levels of client activity and the strengthening of the Swiss franc Operating expenses of CHF 24.6 billion, (2%) YoY We achieved our 2010 fixed cost target of less than CHF 20 billion Bonus pool reduced by 10% Net new money stabilized, indicating growing client confidence in our business Industry-leading tier 1 capital ratio of 17.7% Core tier 1 capital ratio increased to 15.3% Risk-weighted assets down 4% YoY to CHF 199 billion 1 Own credit on financial liabilities designated at fair value CHF 7.2 billion net profit attributable to UBS shareholders / FY09: CHF 2.7 billion loss Diluted EPS CHF 1.87 Return on equity 15.9% CHF 5.7 billion of equity capital accretion in 2010

4Q10 highlights 1 Own credit on financial liabilities designated at fair value CHF 1.3 billion net profit attributable to shareholders, diluted EPS CHF 0.33 Pre-tax profit of CHF 1.2 billion includes own credit1 charges of CHF 0.5 billion Operating income up 7% on increased client activity levels, partly offset by higher credit loss expenses Operating expenses increased 2%, mainly due to higher litigation provisions The Investment Bank recorded a pre-tax profit excluding own credit of CHF 0.6 billion; IBD revenues rose significantly Wealth Management revenues up 2%; increase in client activity partly offset by the strenghtening of the Swiss franc Net new money stabilized Tier 1 capital ratio increased to 17.7% and core tier 1 capital ratio to 15.3% Balance sheet decreased 10% and risk-weighted assets down 5% over the quarter

4Q10 - performance by business division 1 Treasury activities and other corporate items 2 Own credit on financial liabilities designated at fair value 3 Operating profit from continuing operations before tax

Net profit attributable to shareholders 4Q10 vs. 3Q10 3Q10 Own credit1 Tax expense / (benefit) 4Q10 Personnel expenses Non-controlling interests Credit loss expenses Operating income excl. own credit and credit losses Non- personnel expenses 1 Own credit on financial liabilities designated at fair value (CHF million)

4Q10 operating expenses 1 Adjustment items excluded from expenses as reported: 1Q10: personnel restructuring charges CHF 21 million 2Q10: personnel restructuring charges CHF 8 million credit, non-personnel restructuring charges CHF 127 million, UK Bank Payroll Tax CHF 242 million 3Q10: personnel restructuring charges CHF 1 million credit, non-personnel restructuring charges CHF 3 million credit 4Q10: personnel restructuring charges CHF 13 million credit, non-personnel restructuring charges CHF 8 million credit, UK Bank Payroll Tax CHF 42 million credit (CHF million) Higher litigation provisions more than offset reduced personnel expenses 14% (2%) Operating expenses (adjusted)1 Adjusted 4Q10 personnel expenses1 decreased 2% Adjusted 4Q10 non-personnel expenses1 increased 14%, mainly due to higher litigation provisions in WM Americas

FY10 personnel expenses The bonus pool for 2010 was CHF 4,319 million, down 10% from 20091 PVTR and others2 1,550 Bonus expense for 2010 performance year 2,685 Amortization of prior year awards 1,471 2010 bonus pool 4,319 The total amount of unrecognized awards related to all discretionary bonus on 31.12.10, including awards to be granted in 1Q11 for the performance year 2010, was CHF 2.8 billion.3 We expect that approximately CHF 1.6 billion of this amount will be amortized in 20113 4,156 Awards for 2010 performance year deferred to future periods3 84 1 Excluding bonus add-ons such as social security 2 Post vesting transfer restrictions and adjustments related to performance conditions 3 Estimate. The actual amount to be expensed in future years may vary, for example due to forfeitures 4 Includes grid-based financial advisor (FA) compensation, other formulaic FA compensation and commitments and advances related to recruited FAs Salaries 7,033 Contractors 232 Social security 826 Pension and other post- employment benefit plans 724 WMA FA compensation, commitments and advances4 2,667 Other personnel expenses 1,047 Other variable compensation 310 (CHF million) Variable compensation discretionary bonus 4,156 2010 personnel expenses Bridge from bonus pool to IFRS charge 16,994 (CHF million)

FY10 operating expenses We achieved our fixed cost target of less than CHF 20 billion in 2010 1 Includes grid-based financial advisor (FA) compensation, other formulaic FA comp and commitments and advances related to recruited FAs 2 Excluding significant non-recurring items: FY09: Personnel restructuring charges CHF 491 million, non-personnel restructuring charges CHF 300 million; goodwill impairment charges CHF 1,123 million FY10: Personnel restructuring charges CHF 2 million credit, non-personnel restructuring charges CHF 116 million, UK Bank Payroll Tax CHF 200 million Social security and other add- ons on bonuses Bonus expense for the respective performance year Amortization of prior year awards WMA FA compensation, commitments and advances1 Salaries and other fixed personnel expenses2 Non-personnel expenses2 (CHF billion) Significant non- recurring items 7.2 7.5 10.6 9.7 2.4 2.7 1.5 2.6 2.7 20.2 19.8 0.2 0.3 0.2 1.9 0.3 25.2 24.6 FY09 FY10

Wealth Management - revenues Increased revenues on improved client trading activity, partly offset by further strengthening of the Swiss franc Interest Fees excl. brokerage Trading & brokerage Other income and CLE 18% (3%) 0% 4Q10 vs 3Q10 (CHF million) Invested assets (CHF billion)

(CHF million) Wealth Management FY10: 5,023 FY09: 5,191 (3%) (CHF million) Operating expenses Operating income and pre-tax profit Continued NNM inflows from UHNW clients and Asia Pacific region with each recording > CHF 10 billion NNM in 20101; NNM outflows in Europe (CHF billion) Net new money 4Q10 expenses include a CHF 40 million charge to reimburse the Swiss government for costs incurred in connection with the US cross-border matter Excluding this item, pre-tax profit would have increased 7% vs. 3Q10 Pre-tax profit up 7% excluding one-off cost item 1 Some overlap between the Asia Pacific and UHNW categories

Wealth Management - gross margin1 (bps) 1 Operating income before credit loss (expense) or recovery (annualized) / average invested assets. Gross margin excludes valuation adjustments on a property fund of zero in 4Q10 and 3Q10, CHF 17 million in 2Q10, CHF 28 million in 1Q10, CHF 155 million in FY09 and CHF 9 million in FY08 Mandates The proportion of assets invested in mandates decreased slightly Pricing Pricing realization and price grid realignment efforts continued Brokerage Brokerage revenues increased due to higher client activity Lending Slight increase in loan volume Recurring Non-recurring Interest +1/2 bps Fees excluding brokerage +1/2 bps Trading & brokerage +2 bps

Wealth Management - client advisors and invested assets Medium-term target remains 4,700 client advisors

Retail & Corporate (CHF million) Higher interest and trading income; higher credit losses (CHF million) Credit loss expenses Income before credit loss expenses increased 2% to CHF 995 million Credit loss expenses totaled CHF 63 million due to charges for a small number of clients Increase in expenses mainly due to higher non-personnel expenses FY10: 2,098 FY09: 2,289 (8%) FY10: (76) FY09: (178) (57%) Operating expenses (CHF million) Operating income and pre-tax profit

Wealth Management Americas CHF 33 million pre-tax loss as increase in litigation provisions offset increase in revenues Revenues up 3% (7% in USD terms) on higher managed account fees, net interest income and transaction revenues Operating expenses increased 2% (6% in USD terms), mainly due to litigation provisions of CHF 152 million Financial advisors up by 13 at 6,796 CHF 3.4 billion net new money inflows CHF 8.8 billion NNM incl. dividends and interest 'Same store'1 NNM positive in all four quarters 1 Financial advisors with UBS for more than 12 months 2 Includes dividends and interest for Wealth Management US only Non-recurring income (CHF billion) 2 Recurring income Pre-tax profit Operating income and pre-tax profit Higher revenues offset by increased litigation expenses 523 551 498 521 (CHF million) 838 935 840 859 Net new money

Global Asset Management Increase in revenues across all business lines Higher performance fees, mainly in A&Q Expenses up on higher personnel expenses, in the context of higher performance fees Includes CHF 9 million of severance costs (CHF million) Net new money (CHF billion) 18% increase in pre-tax profit, mainly due to higher performance fees Operating income and pre-tax profit

Investment Bank - pre-tax performance 4Q10 vs. 3Q10 Investment Banking produced higher revenues, especially in equity capital markets Equities and FICC revenues improved modestly from the third quarter Own credit1 charge of CHF 509 million in 4Q10 vs. charge of CHF 387 million in 3Q10 Credit loss expenses mainly due to impairment charges on student loan ARS portfolio Personnel costs declined Improvement in Investment Banking revenues and cost reduction partly offset by higher own credit1 charges and credit loss expenses 3Q10 pre-tax performance Equities revenues FICC revenues Investment Banking revenues Credit losses Own credit1 Personnel expenses Non- personnel expenses 4Q10 pre-tax performance 1 Own credit on financial liabilities designated at fair value (CHF million)

Equities revenues Cash: higher commission income across all regions Derivatives: Derivatives revenues improved with an increase in new business activity Equity-linked revenues were broadly in line with the last quarter on slightly higher client activity Prime services: Prime brokerage revenues were marginally down despite a slight increase in deposit balances ETD revenues decreased slightly due to lower client volumes and spreads Other: negative revenues from a number of items including hedging costs Cash and derivatives revenues up on increased client activity (CHF million)

FICC revenues Macro: FX revenues rose on improved customer activity Rates revenues were largely in line with the prior quarter as gains in non-linear interest rates and unwinds of existing positions partially offset lower linear revenues Credit: revenues fell as continued good performance from flow credit trading was offset by reduced structured credit revenues Emerging markets: revenues decreased as all regions saw declines due to geopolitical and economic concerns and increased interest rate volatility Other: Negative debit valuation adjustments on derivatives and other items including losses from counterparty exposure management Residual risk positions continued to be reduced and contributed gains of CHF 98 million Improved revenues driven by FX; credit and emerging markets weaker in more challenging market conditions (CHF million)

Investment banking revenues Advisory: 19% increase in revenues as the quarter included several large transactions Capital markets: Equities: revenues increased fivefold, reflecting stronger deal activity across all regions and improved market share1 FICC: revenues increased slightly against a flat overall fee pool environment1 Other: tightening of credit spreads led to mark- to-market losses on hedges against the loan book Overall UBS fee based market share1 increased compared with 3Q10 (4.4% from 3.7%) M&A: 4.9% (4.1%) ECM: 5.4% (3.9%) DCM: 3.6% (3.9%) Stronger performance led by equity capital markets 1 Source: Dealogic as of 3 February 2011 (CHF million)

Capital position Basel 2 risk-weighted assets down CHF 9 billion to CHF 199 billion as at 31.12.10 Pro-forma Basel 2.5 tier 1 ratio of approximately 12.7% as at 31.12.10: Additional RWAs of approximately CHF 70 billion Additional deductions to tier 1 capital of approximately CHF 1.0 billion 4Q10 FINMA leverage ratio unchanged at 4.4% (CHF billion)

Movements in IFRS equity

Over CHF 15 billion equivalent of public benchmark bonds raised in 2010 Average maturity of 5.5 years This exceeded the CHF 11 billion of long-term straight debt (CHF 6 billion of which public) that matured during 2010 plus CHF 3 billion of subordinated and hybrid tier 1 debt that was redeemed during 2010 Similar volume (CHF 10 billion) of long-term straight debt due to mature in 2011 We plan to issue up to CHF 15 billion of public benchmark bonds in 2011 3-year USD 1.75 billion dual-tranche public senior note issued in January 2011 In addition to public debt markets, we source a significant volume of medium- to long-term funding via deposits, commercial paper, MTNs, Swiss Pfandbriefe and Kassenobligationen We expect to issue over CHF 50 billion of structured debt from our medium-term notes programs in 2011 Funding We continue to benefit from ready access to diversified funding sources Straight senior debt - contractual maturities on 31.12.10 (years to maturity) (CHF billion)

Appendix

FY10 - performance by business division 1 Treasury activities and other corporate items 2 Own credit on financial liabilities designated at fair value 3 Operating profit from continuing operations before tax

Pre-tax profit from continuing operations - FY10 vs. FY09 WM&SB WMA Global AM CC1 IB Group 1 Treasury activities and other corporate items 2 Own credit on financial liabilities designated at fair value, goodwill impairment charges, restructuring charges and UK Bank Payroll Tax (CHF million) (CHF million) As reported Excluding significant non-recurring items2

Headcount 1 Treasury activities and other corporate items 1 FTEs

Invested assets Wealth Management Wealth Management Americas Global Asset Management Retail & Corporate

BIS regulatory capital (Basel 2)

(CHF billion)	BIS RWA	Core tier 1 capital	Core tier 1 ratio	Tier 1 capital	Tier 1 ratio
30.9.10	208.3	29.6	14.2%	34.8	16.7%
Net P&L attributable to shareholders		1.3		1.3	
Own credit (not eligible for capital)		0.5		0.5	
FX / other		(1.0)[1]		(1.3)[2]	
Change in RWAs	(9.4)				
31.12.10	198.9	30.4[3]	15.3%	35.3[3]	17.7%

Hybrid tier 1 instruments outstanding[4]

Amount	Issue date	Interest rate	First call date	Coupon payment
USD 500m	26.6.01	7.247%[5]	26.6.11	Semi-annual (2Q, 4Q)[6]
EUR 995m	11.4.08	8.836%[5]	11.4.13	Annual (2Q)
EUR 995m	15.4.05	4.28%[5]	15.4.15	Annual (2Q)
USD 1,000m	12.5.06	6.243%[5]	12.5.16	Semi-annual (2Q, 4Q)
EUR 600m	21.12.07	7.152%[5]	21.12.17	Annual (2Q)
USD 300m	23.5.03	Libor + 70bps	[7]	Monthly

1 Includes CHF 0.7 billion due to changes in own share related components, CHF 0.1 billion due to net negative foreign currency effects and CHF 0.2 billion due to other tier 1 changes
2 Includes CHF 0.7 billion due to changes in own share related components, CHF 0.4 billion due to net negative foreign currency effects and CHF 0.2 billion due to other tier 1 changes
3 Includes IFRS deferred tax assets on net operating losses of CHF 8,935 million
4 All UBS hybrid tier 1 instruments are subject to phasing out for BIS tier 1 capital recognition purpose (10% per annum starting 1 January 2013) under Basel 3
5 Fixed rate until call date, floating rate coupon payment thereafter
6 If instrument called at first call date, last coupon payment in 2Q11
7 Retail Trust Preferred Securities callable monthly since June 2008

UBS

28

126% coverage CHF 69 billion surplus CHF 124 billion collateral surplus Asset funding - 31 December 2010 Assets Liabilities and equity Cash, CBs, due from banks 44 Loans 263 Trading portfolio assets 229 Cash collateral on securities borrowed and reverse repurchase agreements 205 Other assets (incl. net RVs)1 108 Due to banks 41 Customer deposits 332 Demand deposits 122 Fiduciary deposits 30 Time deposits 75 Retail savings / deposits 105 Trading portfolio liabilities 55 Money market paper issued 56 Total equity 52 Other liabilities1 131 Cash collateral on securities lent and repurchase agreements 81 Financial investments available-for-sale 75 Bonds and notes issued 175 Financial liabilities designated at fair value2 101 Held at amortized cost 74 1 Including cash collateral on derivative transactions. Refer to the "Balance sheet" section UBS's 4Q10 report for information about changes made to the presentation of Other assets and Other liabilities 2 Including compound debt instruments - OTC (CHF billion)

Balance sheet development 1 Including cash collateral on derivative transactions. Refer to the "Balance sheet" section UBS's 4Q10 report for information about changes made to the presentation of Other assets and Other liabilities 2 Including financial liabilities designated at fair value 3 Percentages based on total balance sheet size excluding negative replacement values (CHF billion) Total excl. PRVs CHF 916 billion Assets Liabilities and equity Total excl. NRVs CHF 923 billion (CHF billion) 2,3 3 1 1

Exposure[1] to monoline insurers, by rating

(USD billion)	Notional amount[3]	Fair value of underlying assets	Fair value of CDSs[4] prior to CVA	Credit valuation adjustment as of 31.12.10	Fair value of CDSs after CVA
Credit protection on US sub-prime RMBS CDOs[2]	**0.8**	**0.2**	**0.5**	**0.4**	**0.2**
of which: from monolines rated investment grade (BBB and above)	0.0	0.0	0.0	0.0	0.0
of which: from monolines rated sub-investment grade (BB and below)	0.8	0.2	0.5	0.4	0.2
Credit protection on other assets[2]	**11.2**	**9.0**	**2.2[5]**	**0.7**	**1.5**
of which: from monolines rated investment grade (BBB and above)	2.3	1.9	0.4	0.1	0.3
of which: from monolines rated sub-investment grade (BB and below)	8.9	7.1	1.8	0.6	1.2
Total 31.12.10	**11.9**	**9.2**	**2.7**	**1.1**	**1.6**
Total 30.9.10	**12.1**	**9.0**	**3.1**	**1.3**	**1.8**

- Based on fair values, 73% of the remaining assets were collateralized loan obligations, the vast majority of which were rated AA and above
- Continued improvement in the fair value of the underlying assets contributed to the reduction in CVA levels in combination with a general tightening of monoline credit spreads

1 Excludes the benefit of credit protection purchased from unrelated third parties
2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies
3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection
4 Credit default swaps (CDSs)
5 Includes USD 5.8 billion (CHF 5.4 billion) at fair value / USD 5.6 billion (CHF 5.3 billion) at carrying value of assets that were reclassified to "Loans and receivables" from "Held for trading" in fourth quarter 2008. Refer to "Note 12 Reclassification of financial assets" in the "Financial information" section of UBS's 4Q10 report for more information

UBS

31

Student loan auction rate securities (USD million) US student loan auction rate securities Carrying value as of 30.9.10 10,769 1 Includes USD 4.5 billion (CHF 4.2 billion) at carrying value of student loan ARS that were reclassified to "Loans and receivables" from "Held for trading" in fourth quarter 2008. Refer to "Note 12 Reclassification of financial assets" in the "Financial information" section of UBS's 4Q10 report for more information Carrying value as of 31.12.10 9,7841 Inventory Inventory + buyback commitment 1Q09 - 4Q10 (USD billion) Par value of maximum required purchase as of 31.12.10 63 Par value of maximum required purchase as of 30.9.10 103 Client holdings

Reclassified assets 31.12.10 (CHF billion) Monoline protected assets US student loan and municipal auction rate securities US reference linked notes CMBS / CRE (excl. interest-only strips) Leveraged finance 5.3 4.5 0.5 0.1 0.4 0.7 Ratio of carrying to notional value 86% 88% 83% 81% 75% 82% Carrying value 5.4 4.4 0.6 0.1 0.4 0.8 Fair value 6.1 5.1 0.6 0.2 0.5 0.9 Notional value Other assets CMBS interest-only strips Total (excl. CMBS interest-only strips) 0.3 11.6 11.9 86% 0.4 11.7 12.1 13.5 Total reclassified assets 13.5

Sovereign exposures to selected European countries Our gross sovereign exposures to Greece, Ireland, Portugal and Spain are immaterial, and our gross sovereign exposure to Italy, while larger, is commensurate with its rating and the size of its economy On a net basis, our sovereign exposures to these countries are insignificant individually and in aggregate

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title	Director

Date: February 8, 2011